SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                EHEALTH.COM, INC.
             (Exact name of registrant as specified in its charter)

                   NEVADA                                   13-4009696
      (State or other jurisdiction of             (IRS Employer Identification)
       incorporation or organization)

      1100 MELVILLE STREET, 6TH FLOOR                        V6E 4A6
        VANCOUVER, BRITISH COLUMBIA                         (Zip code)

       (Address of principal offices)

                                 (604) 689-2944
              (Registrant's telephone number, including area code)

           Securities to be registered under Section 12(b) of the Act:
                                      NONE

           Securities to be registered under Section 12(g) of the Act:
                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                                (Title of class)

Ehealth.com, Inc.                   Form 10                                2 / 9

                                                 EHEALTH.COM, INC.

                                                 Table of Contents

ITEM 1.         BUSINESS..........................................................................................3
ITEM 2.         FINANCIAL INFORMATION.............................................................................3
ITEM 3.         PROPERTIES........................................................................................4
ITEM 4.         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT....................................4
ITEM 5.         DIRECTORS AND EXECUTIVE OFFICERS..................................................................5
ITEM 6.         EXECUTIVE COMPENSATION............................................................................5
ITEM 7.         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS....................................................6
ITEM 8.         LEGAL PROCEEDINGS.................................................................................6
ITEM 9.         MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
                RELATED STOCKHOLDER MATTERS.......................................................................7
ITEM 10.        RECENT SALES OF UNREGISTERED SECURITIES...........................................................7
ITEM 11.        DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED...........................................7
ITEM 12.        INDEMNIFICATION OF DIRECTORS AND OFFICERS.........................................................8
ITEM 13.        FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.......................................................8
ITEM 14.        CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND

                FINANCIAL DISCLOSURE..............................................................................8
ITEM 15.        FINANCIAL STATEMENTS AND EXHIBITS.................................................................8


Ehealth.com, Inc.                   Form 10                                3 / 9

ITEM 1.  BUSINESS

FORWARD-LOOKING STATEMENTS

Certain statements in this Form 10, particularly under Items 1 and 2, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements, expressed or implied by the forward-looking statements.

GENERAL DEVELOPMENT OF BUSINESS

Ehealth.com, Inc. (the "Company") was incorporated as The Enterprise, Inc. under the laws of Nevada on April 14, 1998, for the purpose of developing a word processing business. The Enterprise abandoned its word processing business and changed its name to Ehealth.com, Inc. on December 14, 1998, in anticipation of acquiring a licence to software technology for the health industry. The Company did not complete this acquisition.

The Company is negotiating to acquire all of Online Films LLC, a Delaware limited liability company in the business of aggregating data bases of filmed entertainment and developing an Internet auction for the selling of rights to the films in its data base. The purchase price being negotiated is shares of common stock and a commitment to raise capital for the development of Online Films' business. The Company is seeking its shareholders' approval of a new name to reflect this new business if it concludes an agreement with Online Films.

The Company has not been involved in any bankruptcy, receivership or similar proceedings, has not undergone any material reclassification, merger or consolidation, and has not purchased or sold any significant assets not in the ordinary course of its business other than as described in this Form 10.

BUSINESS OF THE COMPANY

The  Company  has   conducted  no  business  of  any   significance   since  its
incorporation and has no employees.

The Company will file an amendment to this Form 10 if it concludes its negotiations and agrees to acquire Online Films before the end of its next fiscal quarter.

ITEM 2.  FINANCIAL INFORMATION

RESULTS OF OPERATIONS

The Company has had no meaningful operations and has realized no operating revenues. It has been entirely dependent upon cash flow from private placements. It raised $48,300 by issuing shares in private placements in the eight months from inception to the December 31, 1998. It has raised nothing since.

The Company has incurred costs of $47,145 since its inception in April, 1998, of which $10,974, representing 23% of total costs, was spent on general and administrative expenses, and $20,000, representing 42% of total costs, was spent on business investigations.

LIQUIDITY AND CAPITAL RESOURCES

The Company has funded its operations entirely from private placements. It raised a total of $48,300 since its inception in April, 1998.

The Company had a working capital deficiency of $9,845 at June 30, 1999, compared to positive working capital of $21,163 at December 31, 1998. The deficiency is attributable to the increase in general, administrative and business investigation costs and the lack of any capital infusions.

Ehealth.com, Inc.                   Form 10                                4 / 9

Cash used in operating activities for the six months ended June 30, 1999, was $30,025, an increase of approximately $12,750 over the cash used in the period ended. The increase in cash used is due primarily to a higher net operating loss of $31,008. Cash flows from financing activities for the six months ended June 30, 1999, were $20,000, an increase of $9,900 over the prior period. This increase represents the repayment by a third party of a short-term loan.

The Company intends to finance its acquisition of Online Films, if its negotiations end in an acquisition agreement, with shares of its common stock, and its operations from the sale of common stock in private placements. There is no assurance, however, that the Company will be able to raise the capital necessary to carry out its plans or cover its operating costs.

YEAR 2000 ISSUES

The Company has assessed its internal systems and inquired of third parties whose systems might present a Year- 2000 risk to determine whether the Year 2000 presents issues that will affect its operations. The Company owns no equipment and is not dependent upon any third parties whose equipment might be vulnerable to Year-2000 risks.

The Company will take Year-2000 issues into consideration when it is reviewing any proposal to acquire a business. The Company believes, as a result of its inquiries to date, that the Year 2000 will not interfere with its ability to meet its obligations.

The Company's costs to date in connection with Year-2000 compliance have been minimal. The Company does not expect that it will incur significant costs in connection with Year-2000 issues.

ITEM 3.  PROPERTIES

The Company owns no property and has no interest in any property.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Table 1 lists the persons who are known to the Company to be the owners of more than five percent of the Company's equity shares according to the stockholder list provided by the Company's transfer agent as of September 15, 1999. The nature of their beneficial ownership is not known to the Company.


Table 1
Beneficial Ownership of more than 5%
-------------------------------------------------------------------------------------------------------------
                                                                       (3)                       (4)
(1)                   (2)                                              NUMBER AND NATURE OF      PERCENT
TITLE OF CLASS        NAME AND ADDRESS OF BENEFICIAL OWNER             BENEFICIAL OWNERSHIP      OF CLASS
--------------------  -----------------------------------------------  ------------------------- ------------
Common shares         Ankerton Trade Ltd.
                      Century House, Harold's Cross Road
                      Dublin 6W                                        1,800,000                 8.43%
--------------------  -----------------------------------------------  ------------------------- ------------
Common shares         Capital Associates Investment Partners Ltd.
                      666 Burrard Street, Suite 1300
                      Vancouver, B.C.  V6C 3J8                         1,800,000                 8.43%
--------------------  -----------------------------------------------  ------------------------- ------------
Common shares         Mac & Co
                      PO Box 3196
                      Pittsburg PA 15230                               1,800,000                 8.43%
--------------------  -----------------------------------------------  ------------------------- ------------
Common shares         Melbourne Investments Ltd.
                      73 Front Street, PO Box HM 2908
                      Hamilton HM NX Bermuda                           1,800,000                 8.43%
--------------------  -----------------------------------------------  ------------------------- ------------

SECURITY OWNERSHIP OF MANAGEMENT

Ehealth.com, Inc.                   Form 10                                5 / 9

Table 2 lists the beneficial ownership of the Company's equity securities of the Company's directors and executive officers as of September 15, 1999.


Table 2
Beneficial Ownership of Management
-----------------------------------------------------------------------------------------------------
                      (2)                               (3)                             (4)
(1)                   NAME AND ADDRESS OF               NUMBER AND NATURE OF            PERCENT
TITLE OF CLASS        BENEFICIAL OWNER                  BENEFICIAL OWNERSHIP            OF CLASS
--------------------  --------------------------------- ------------------------------  -------------
Common shares         Allen Wilson
                      1100 Melville Street, 6th Floor
                      Vancouver, B.C. V6E 4A6           300,000                         1.41%
--------------------  --------------------------------- ------------------------------  -------------


CHANGE IN CONTROL

The Company is not aware of any arrangements that may result in a change of control of the Company. An agreement to acquire Online Films, if it is concluded, could result in a change of control. Refer to Item 1.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

IDENTIFY DIRECTORS AND EXECUTIVE OFFICERS

The Company has two directors: Allen Wilson, who is also its president; and Mark Rutledge, who is also its secretary and treasurer.

Mr. Wilson, 30, has been a director since May, 1999. He was educated at University of British Columbia and Langara College and has been a self-employed consultant since 1992. Mr. Rutledge, 40, has been a director since September, 1999. He has a Bachelor of Arts (Honours) and a Bachelor of Laws from University of British Columbia. He has been the vice president of business affairs for Northwood Entertainment Corp. since 1997, and was the vice president of business affairs for Movie Vista Productions from 1994 to 1997.

SIGNIFICANT EMPLOYEES

The Company has no significant employees.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

None of the Company's directors, officers, promoters or control persons during the past five years was, to the best of the Company's knowledge:

1. A general partner or executive officer of a business that had a bankruptcy petition filed by or against it either at the time of the bankruptcy or within the two years before the bankruptcy;

2. Convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. Subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4. Found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM 6.  EXECUTIVE COMPENSATION

Ehealth.com, Inc.                   Form 10                                6 / 9

The Company has two executive officers. No executive officers have been paid any compensation since the Company's formation in July, 1998. The Company does not have an employee stock option plan and has granted no other form of compensation to its executive officers. The Company does not have written employment contracts with its executive officers. Table 3 summarizes the annual executive compensation of the Company's chief executive officer for the fiscal period ended December 31, 1998, and the eight months ended August 31, 1999.


Table 3
Summary Compensation
-------------------------------------------------------------------------------------------------------------------------------
                                                                                LONG-TERM COMPENSATION
                                                                         -------------------------------------
                                         ANNUAL COMPENSATION              AWARDS                PAYOUTS
                                     ------------------------------      --------       ----------------------
                                                              OTHER                     SECURITIES
                                                             ANNUAL      RESTRICTED     UNDERLYING                 ALL OTHER
                                                             COMPEN        STOCK         OPTIONS/        LTIP       COMPEN-
   NAME AND PRINCIPAL                 SALARY      BONUS      -SATION       AWARDS          SARS         PAYOUTS      SATION
        POSITION            YEAR       ($)         ($)         ($)          ($)            (#)            ($)         ($)
           (A)               (B)       (C)         (D)         (E)          (F)            (G)            (H)         (I)
------------------------- --------- ----------  ---------- ----------- -------------- --------------  ----------- ------------
Patricia Baker CEO          1998        -           -           -            -              -              -           -
Jul 1998-Oct 1998           1999        -           -           -            -              -              -           -
------------------------- --------- ----------  ---------- ----------- -------------- --------------  ----------- ------------
Carl King, CEO              1998        -           -           -            -              -              -           -
Oct 1998-May 1999           1999        -           -           -            -              -              -           -
------------------------- --------- ----------  ---------- ----------- -------------- --------------  ----------- ------------
Allen Wilson, CEO           1998        -           -           -            -              -              -           -
May 1999-present            1999        -           -           -            -              -              -           -
-------------------------------------------------------------------------------------------------------------------------------

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

TRANSACTIONS WITH MANAGEMENT AND OTHERS

No member of management, executive officer, director, nominee for director or security holder who is known to the Company to own of record or beneficially more than five percent of any class of the Company's voting securities, nor any member of the immediate family of any of the foregoing persons, has had any direct or indirect material interest in any transaction to which the Company was or is to be a party.

CERTAIN BUSINESS RELATIONSHIPS

No director or nominee for director is or has been related to any person who has been a party to any transaction with the Company.

INDEBTEDNESS OF MANAGEMENT

No member of management is or has been indebted to the Company since the beginning of the Company's last fiscal year.

TRANSACTIONS WITH PROMOTERS

The Company's promoters have not received, directly or indirectly, anything of value from the Company nor are they entitled to receive anything of value from the Company.

ITEM 8.  LEGAL PROCEEDINGS

The Company is not a party to any pending or threatened legal proceedings.

Ehealth.com, Inc.                   Form 10                                7 / 9

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

The Company's common stock is quoted on the NASD OTC Bulletin Board under the symbol EHLC. Table 4 gives the high and low bid information for each fiscal quarter since the Company's common stock has been quoted. The bid information was obtained from Bloomberg and reflects inter-dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions.

Table 4
Bid Information
-----------------------------------------------
Fiscal quarter ended     High           Low
-----------------------  --------- -------------
31 Mar 1999              $2.00        0.52
30 Jun 1999              $7.00        1.04
------------------------------------------------

HOLDERS

The Company has of record sixteen holders of common stock as of September 14, 1999.

DIVIDENDS

The Company has declared no dividends on its common stock and is not subject to any restrictions that limit its ability to pay dividends on its common stock.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

The Company was incorporated in April, 1998, and issued 1,000,000 common shares under Section 4(2) of the Securities Act of 1933 to its three directors for a total offering price of $1,000 in April, 1998; 17,200 common shares under Rule 504 of Regulation D to fifteen persons for a total offering price of $17,200 in July, 1998; 100,000 common shares under Section 4(2) of the Securities Act of 1933 to one person for a total offering price of $100; and 6,000,000 common shares under Rule 504 of Regulation D to ten corporate subscribers for a total offering price of $30,000 in December, 1998.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

COMMON OR PREFERRED STOCK

The Company has one class of common stock. All common shares participate equally in dividends, voting and preemption rights.

The Company's charter documents contain no provision that would delay, defer or prevent a change in control of the Company.

DEBT SECURITIES

The Company has no debt securities.

OTHER SECURITIES TO BE REGISTERED

The Company is not registering any other securities.

Ehealth.com, Inc.                   Form 10                                8 / 9

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company will indemnify its directors and officers from any action, suit or proceeding, whether civil, criminal, administrative, or investigative to the extent that indemnification is legally permissible under the laws of Nevada. No director or officer is personally liable to the Company or its stockholders for damages for breach of fiduciary duty as a director or officer. Directors and officers may be held liable to the Company or its stockholders for acts or omissions that involve intentional misconduct, fraud, a knowing violation of law, or the payment of dividends in violation of the Nevada Revised Statutes. The directors may cause the Company to buy and maintain indemnification insurance on behalf of any person who is or was a director of the Company.

No controlling person, director or officer of the Company is otherwise insured or indemnified by any statute, charter provisions, by-laws, contract or other arrangement.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Index to Financial Statements on page F-1.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Company's first independent accountant, Jody M. Weber, was appointed by the former management of the Company. She has since closed her practice. The Company's current independent accountants, LaBonte & Company, were appointed by the current management in August, 1999.

The Company has had no  disagreements  with Jody M. Weber  within the meaning of
Item 304 of Regulation SK on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure in connection with the audit of the Company's financial statements for the period from the date of the Company's incorporation until July 14, 1998, that would have caused Jody M. Weber to issue an adverse opinion or disclaimer of opinion, or to modify her report as to uncertainty, audit scope or accounting principles if the disagreements had not been resolved to her satisfaction.

No reportable events (as defined in Item 304 of Regulation SK) occurred with Jody M. Weber during the period audited. The Company has not consulted with LaBonte & Company regarding the application of accounting principles to a specific transaction or the type of audit opinion that might be rendered on the financial statements during the period audited by Jody M. Weber.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a)    Financial Statements

(b)    Exhibits

       1.     Articles of Incorporation

       2.     Certificate of Amendment of Articles of Incorporation
       3.     By-laws
       27.    Financial data schedule

Ehealth.com, Inc.                   Form 10                                9 / 9
SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, who are duly authorized.

Dated September 15, 1999

EHEALTH.COM, INC.
a Nevada corporation

/s/ Allen Wilson
--------------------------------------------
Allen Wilson
Chief Executive Officer, President



/s/ Mark Rutledge
--------------------------------------------
Mark Rutledge
Secretary, Treasurer
                                eHEALTH.COM, INC.

                         (FORMERLY THE ENTERPRISE, INC.)

                          (A DEVELOPMENT STAGE COMPANY)

                          INTERIM FINANCIAL STATEMENTS

                                  JUNE 30, 1999

                                   (Unaudited)

NOTICE TO READER.........................................................F-2

BALANCE SHEETS...........................................................F-3

STATEMENTS OF OPERATIONS.................................................F-4

STATEMENTS OF CASH FLOWS.................................................F-5

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)...........................F-6

NOTES TO INTERIM FINANCIAL STATEMENTS....................................F-7

                                  LABONTE & CO.
                     -----------------------------------------
                     C H A R T E R E D   A C C O U N T A N T S
                     -----------------------------------------


1205 - 1095 WEST PENDER STREET
VANCOUVER, BC  CANADA
V6E 2M6
TELEPHONE      (604) 682-2778
FACSIMILE      (604) 689-2778

                                NOTICE TO READER
--------------------------------------------------------------------------------


We have compiled the interim balance sheet of eHealth.com, Inc. as at June 30, 1999 and the interim statements of operations, cash flows and stockholders' equity (deficiency) for the six month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

                                                                 "LaBonte & Co."

                                                           CHARTERED ACCOUNTANTS

Vancouver, B.C.
August 23, 1999
                                eHEALTH.COM, INC.

                         (FORMERLY THE ENTERPRISE, INC.)

                          (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS

                                  JUNE 30, 1999

                       (Unaudited - See Notice to Reader)

                                                               June 30, 1999      December 31,
                                                                                          1998
------------------------------------------------------------ ---------------- -----------------

                                             ASSETS

CURRENT

   Cash                                                             $      -          $ 10,025
   Loan receivable                                                         -            20,000
------------------------------------------------------------ ---------------- -----------------

                                                                           -            30,025

INCORPORATION COSTS                                                    1,000             1,000
DEFERRED SHARE OFFERING COSTS                                              -                 -
------------------------------------------------------------ ---------------- -----------------

                                                                    $  1,000          $ 31,025
============================================================ ================ =================


                        LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY

CURRENT

   Accounts payable and accrued liabilities                          $ 9,845          $  8,862
------------------------------------------------------------ ---------------- -----------------


STOCKHOLDERS' EQUITY (DEFICIENCY)

   Capital stock (Note 2)                                              7,117             7,117
   Paid-in capital                                                    31,183            31,183
   Deficit                                                           (47,145)          (16,137)
------------------------------------------------------------ ---------------- -----------------

                                                                      (8,845)           22,163
------------------------------------------------------------ ---------------- -----------------

                                                                    $  1,000          $ 31,025
============================================================ ================ =================





                   The accompanying notes are an integral part
                      of these interim financial statements
                                eHEALTH.COM, INC.

                         (FORMERLY THE ENTERPRISE, INC.)

                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS

                       (Unaudited - See Notice to Reader)

                                                                                                 Six months     July 14, 1998
                                                                             Inception to    ended June 30,   to December 31,
                                                                            June 30, 1998              1999              1998
------------------------------------------------------------------------- ---------------- ----------------- -----------------


GENERAL AND ADMINISTRATIVE EXPENSES

   Business investigation costs                                                  $ 20,000          $ 20,000          $      -
   Management fees                                                                  3,200                 -             3,200
   Office and general                                                              17,399             6,425            10,974
   Transfer agent and filing fees                                                     657               657                 -
   Travel and accommodation                                                         5,889             3,926             1,963
------------------------------------------------------------------------- ---------------- ----------------- -----------------

NET LOSS FOR THE PERIOD                                                          $ 47,145          $ 31,008          $ 16,137
========================================================================= ================ ================= =================











                  The accompanying notes are an integral part
                     of these interim financial statements
                                eHEALTH.COM, INC.

                         (FORMERLY THE ENTERPRISE, INC.)

                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS

                       (Unaudited - See Notice to Reader)

                                                                                                 Six months    July 14, 1998 to
                                                                              Inception to       ended June        December 31,
                                                                             June 30, 1998         30, 1999                1998
-------------------------------------------------------------------------- ---------------- ---------------- ------------------

CASH FLOWS FROM OPERATING ACTIVITIES

  Net loss for the period                                                       $ (47,145)       $ (31,008)        $  (16,137)
  Adjustments to reconcile net income to net cash from operating activities:
  - incorporation costs                                                            (1,000)               -                  -
  - share offering costs                                                          (10,000)               -             (1,000)
  - accounts payable                                                                9,845              983               (138)
-------------------------------------------------------------------------- ---------------- ---------------- ------------------

NET CASH FROM OPERATING ACTIVITIES                                                (48,300)         (30,025)           (17,275)
-------------------------------------------------------------------------- ---------------- ---------------- ------------------


CASH FLOWS FROM FINANCING ACTIVITIES

  Loan receivable                                                                       -           20,000            (20,000)
  Net proceeds on sale of common stock                                             48,300                -             30,100
-------------------------------------------------------------------------- ---------------- ---------------- ------------------

NET CASH FLOWS FROM FINANCING ACTIVITIES                                           48,300           20,000             10,100
-------------------------------------------------------------------------- ---------------- ---------------- ------------------

NET INCREASE (DECREASE) IN CASH                                                         -          (10,025)            (7,175)

CASH, BEGINNING OF PERIOD                                                               -           10,025             17,200
-------------------------------------------------------------------------- ---------------- ---------------- ------------------

CASH, END OF PERIOD                                                             $       -        $       -          $  10,025
========================================================================== ================ ================ ==================





                  The accompanying notes are an integral part
                     of these interim financial statements
                                eHEALTH.COM, INC.

                         (FORMERLY THE ENTERPRISE, INC.)

                          (A DEVELOPMENT STAGE COMPANY)

                 STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)

            FOR THE PERIOD FROM APRIL 14 (INCEPTION) TO JUNE 30, 1999

                       (Unaudited - See Notice to Reader)

                                                                                                     Deficit
                                                                                                   accumulated
                                                                                                    during the
                                                        Number of       Capital       Paid In      development
                                                          shares         Stock        Capital         stage           Total
------------------------------------------------------ ------------- -------------- ------------- --------------- --------------

Capital stock issued for cash                             1,017,200        $ 1,017       $17,183          $    -        $18,200

Net income for the period                                         -              -             -               -              -
------------------------------------------------------ ------------- -------------- ------------- --------------- --------------

Balance, July 13, 1998                                    1,017,200          1,017        17,183               -         18,200

Net loss for the period                                           -              -             -         (16,137)       (16,137)

Capital stock issued for cash, net of deferred
   offering costs                                         6,100,000          6,100        14,000               -         20,100
------------------------------------------------------ ------------- -------------- ------------- --------------- --------------

Balance, December 31, 1998                                7,117,200          7,117        31,183         (16,137)        22,163

Share split on a 3 for 1 basis                           14,234,400              -             -               -              -

Net loss for the period                                           -              -             -         (31,008)       (31,008)
------------------------------------------------------ ------------- -------------- ------------- --------------- --------------

Balance, June 30, 1999                                   21,351,600        $ 7,117       $31,183        $(47,145)       $(8,845)
====================================================== ============= ============== ============= =============== ==============




                 The accompanying notes are an integral part of
                       these interim financial statements
                                eHEALTH.COM, INC.

                      NOTES TO INTERIM FINANCIAL STATEMENTS

                                  JUNE 30, 1999
--------------------------------------------------------------------------------
                       (Unaudited - See Notice to Reader)


NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

NATURE OF OPERATIONS
The Company was incorporated on April 14, 1998 in the State of Nevada. Effective December 14, 1998 the Company changed its name to eHealth.com, Inc. The Company is in the development stage and is investigating business opportunities. The ability of the Company to continue as a going concern is dependent on raising additional capital and on generating future profitable operations. These financial statements are presented in United States dollars.

LOSS PER SHARE
The loss per share figures have not been calculated as they are not considered meaningful at this stage of the Company's development.

USE OF ESTIMATES
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

FINANCIAL INSTRUMENTS
The fair value of the Company's current assets and current liabilities were estimated to approximate their carrying value due to the immediate or short-term maturity of these financial instruments.

NOTE 2 - CAPITAL STOCK
--------------------------------------------------------------------------------

AUTHORIZED:  100,000,000 common shares, par value $0.0001 per share

                                                                    June 30, 1999               December 31, 1998
                                                                 Number        Value           Number        Value
                                                             ------------- ------------     ------------ ------------
ISSUED AND OUTSTANDING:
Common shares                                                  21,351,600       $7,117        7,117,200       $7,117
                                                             ============= ============     ============ ============

On March 15, 1999 the Company split its outstanding shares on a three for one basis, resulting in an increase in the number of shares outstanding from 7,117,200 to 21,351,600 common shares.

NOTE 3 - UNCERTAINTY DUE TO THE YEAR 2000 ISSUE
--------------------------------------------------------------------------------

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could impact the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company will be fully resolved.

                                eHEALTH.COM, INC.

                         (FORMERLY THE ENTERPRISE, INC.)

                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

AUDITORS' REPORT..........................................................F-9

BALANCE SHEETS...........................................................F-10

STATEMENTS OF OPERATIONS.................................................F-11

STATEMENTS OF CASH FLOWS.................................................F-12

STATEMENTS OF STOCKHOLDERS' EQUITY.......................................F-13

NOTES TO FINANCIAL STATEMENTS............................................F-14

                                  LABONTE & CO.
                     -----------------------------------------
                     C H A R T E R E D   A C C O U N T A N T S
                     -----------------------------------------


1205 - 1095 WEST PENDER STREET
VANCOUVER, BC  CANADA
V6E 2M6
TELEPHONE      (604) 682-2778
FACSIMILE      (604) 689-2778

                                AUDITORS' REPORT

--------------------------------------------------------------------------------


To the Shareholders of eHealth.com, Inc.

We have audited the balance sheet of eHealth.com, Inc. (formerly The Enterprise, Inc.) as at December 31, 1998 and the statements of operations, stockholders' equity, and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and the results of its operations and the changes in its cash flows for the period then ended in accordance with generally accepted accounting principles.

The financial statements as at July 13, 1998 and for the period then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated July 14, 1998.

                                                                 "LaBonte & Co."

                                                           CHARTERED ACCOUNTANTS

Vancouver, B.C.
June 30, 1999
                                eHEALTH.COM, INC.

                         (FORMERLY THE ENTERPRISE, INC.)

                          (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS

                                DECEMBER 31, 1998

                                                    December 31,          July 13,
                                                            1998              1998
------------------------------------------------ ---------------- -----------------

                                       ASSETS

CURRENT

   Cash                                                 $ 10,025          $ 17,200
   Loan receivable                                        20,000                 -
------------------------------------------------ ---------------- -----------------

                                                          30,025            17,200

INCORPORATION COSTS                                        1,000             1,000
DEFERRED SHARE OFFERING COSTS                                  -             9,000
------------------------------------------------ ---------------- -----------------

                                                        $ 31,025          $ 27,200
================================================ ================ =================


                         LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT

   Accounts payable and accrued liabilities             $  8,862          $  9,000
------------------------------------------------ ---------------- -----------------


STOCKHOLDERS' EQUITY

   Capital stock (Note 3)                                  7,117             1,017
   Additional paid-in capital                             31,183            17,183
   Deficit accumulated in the development stage          (16,137)                -
------------------------------------------------ ---------------- -----------------

                                                          22,163            18,200
------------------------------------------------ ---------------- -----------------

                                                        $ 31,025          $ 27,200
================================================ ================ =================



    The accompanying notes are an integral part of these financial statements
                                eHEALTH.COM, INC.

                         (FORMERLY THE ENTERPRISE, INC.)

                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS

                                                                            Inception to     July 14, 1998
                                                                            December 31,   to December 31,     Inception to
                                                                                    1998              1998    July 13, 1998
------------------------------------------------------------------------ ---------------- ----------------- ----------------

GENERAL AND ADMINISTRATIVE EXPENSES

   Management fees                                                              $  3,200          $  3,200            $   -
   Office and general                                                             10,974            10,974                -
   Travel and accommodation                                                        1,963             1,963                -
------------------------------------------------------------------------ ---------------- ----------------- ----------------

NET LOSS FOR THE PERIOD                                                         $ 16,137          $ 16,137            $   -
======================================================================== ================ ================= ================










    The accompanying notes are an integral part of these financial statements
                                eHEALTH.COM, INC.

                         (FORMERLY THE ENTERPRISE, INC.)

                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS

                                                                            Inception to     July 14, 1998
                                                                            December 31,   to December 31,     Inception to
                                                                                    1998              1998    July 13, 1998
------------------------------------------------------------------------ ---------------- ----------------- ----------------

CASH FLOWS FROM OPERATING ACTIVITIES

  Net loss for the period                                                      $ (16,137)        $ (16,137)         $     -
  Adjustments to reconcile net income to net cash from operating activities:
  - incorporation costs                                                           (1,000)                -           (1,000)
  - share offering costs                                                         (10,000)           (1,000)          (9,000)
  - accounts payable                                                               8,862              (138)           9,000
------------------------------------------------------------------------ ---------------- ----------------- ----------------

NET CASH FROM OPERATING ACTIVITIES                                               (18,275)          (17,275)          (1,000)
------------------------------------------------------------------------ ---------------- ----------------- ----------------


CASH FLOWS FROM FINANCING ACTIVITIES

  Loan receivable                                                                (20,000)          (20,000)               -
  Net proceeds on sale of common shares                                           48,300            30,100           18,200
------------------------------------------------------------------------ ---------------- ----------------- ----------------

NET CASH FLOWS FROM FINANCING ACTIVITIES                                          28,300            10,100           18,200
------------------------------------------------------------------------ ---------------- ----------------- ----------------

NET INCREASE (DECREASE) IN CASH                                                   10,025            (7,175)          17,200

CASH, BEGINNING OF PERIOD                                                              -            17,200                -
------------------------------------------------------------------------ ---------------- ----------------- ----------------

CASH, END OF PERIOD                                                             $ 10,025          $ 10,025         $ 17,200
======================================================================== ================ ================= ================





    The accompanying notes are an integral part of these financial statements
                                eHEALTH.COM, INC.

                         (FORMERLY THE ENTERPRISE, INC.)

                          (A DEVELOPMENT STAGE COMPANY)

                       STATEMENTS OF STOCKHOLDERS' EQUITY

            FOR THE PERIODS ENDED DECEMBER 31, 1998 AND JULY 13, 1998

                                                                                                       Deficit
                                                                                                     accumulated
                                                                                                     during the
                                                            Number of      Capital      Paid In      development
                                                             shares         Stock       Capital         stage          Total
--------------------------------------------------------- -------------- ------------ ------------ ---------------- ------------

Capital stock issued for cash                                 1,017,200       $1,017      $17,183         $      -      $18,200

Net income for the period                                             -            -            -                -            -
--------------------------------------------------------- -------------- ------------ ------------ ---------------- ------------

Balance, July 13, 1998                                        1,017,200        1,017       17,183                -       18,200

Net loss for the period                                               -            -            -          (16,137)     (16,137)

Capital stock issued for cash, net of deferred
   offering costs                                             6,100,000        6,100       14,000                -       20,100
--------------------------------------------------------- -------------- ------------ ------------ ---------------- ------------

Balance, December 31, 1998                                    7,117,200       $7,117      $31,183         $(16,137)     $22,163
========================================================= ============== ============ ============ ================ ============





    The accompanying notes are an integral part of these financial statements
                                eHEALTH.COM, INC.

                         (FORMERLY THE ENTERPRISE, INC.)

                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                       DECEMBER 31, 1998 AND JULY 13, 1998

--------------------------------------------------------------------------------

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

NATURE OF OPERATIONS
The Company was incorporated on April 14, 1998 in the State of Nevada. Effective December 14, 1998 the Company changed its name to eHealth.com, Inc. The Company is in the development stage and is investigating business opportunities. The ability of the Company to continue as a going concern is dependent on raising additional capital and on generating future profitable operations. These financial statements are presented in United States dollars.

LOSS PER SHARE
The loss per share figures have not been calculated as they are not considered meaningful at this stage of the Company's development.

USE OF ESTIMATES
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

FINANCIAL INSTRUMENTS
The fair value of the Company's current assets and current liabilities were estimated to approximate their carrying value due to the immediate or short-term maturity of these financial instruments.

NOTE 2 - RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

a) During the period the following amounts were paid to certain directors and officers of the Company.

                                       December 31,        July 13,
                                           1998              1998
                                      ---------------     ------------

        Management fees                      $ 3,200           $    -
        Professional fees                        500                -
                                      ---------------     ------------

                                             $ 3,700           $    -
                                      ===============     ============

NOTE 3 - CAPITAL STOCK
--------------------------------------------------------------------------------

AUTHORIZED:
100,000,000 common shares, par value $0.0001 per share

                                                                 December 31, 1998               July 13, 1998
                                                                 Number        Value           Number        Value
                                                              ------------ ------------     ------------ ------------
ISSUED AND OUTSTANDING:
Common shares                                                   7,117,200       $7,117        1,017,200       $1,017
                                                              ============ ============     ============ ============

During the current period the Company increased its authorized capital from 25,000,000 to 100,000,000 common shares and changed the par value from $0.001 to $0.0001 per share.

eHEALTH.COM, INC.                                                       Page   2
(FORMERLY THE ENTERPRISE, INC.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND JULY 13, 1998

--------------------------------------------------------------------------------


NOTE 3 - CAPITAL STOCK (CON'T)
--------------------------------------------------------------------------------

During the current period the Company issued 6,000,000 shares pursuant to Rule 504, Regulation D of the Securities Act of 1933 for proceeds of $30,000.


NOTE 4 - UNCERTAINTY DUE TO THE YEAR 2000 ISSUE
--------------------------------------------------------------------------------

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could impact the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company will be fully resolved.

NOTE 5 - SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

On March 15, 1999 the Company split its outstanding shares on a three for one basis, resulting in an increase in the number of shares outstanding from 7,117,200 to 21,351,600 common shares.